UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The following is the text of an announcement released to the London Stock
Exchange by Royal Dutch Shell plc on June 22, 2015

ROYAL DUTCH SHELL PLC

RULE 2.10 ANNOUNCEMENT

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR
FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE
RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

Offer by Royal Dutch Shell plc for BG Group plc

Disclosure of total Royal Dutch Shell plc shares in issue pursuant to Rule 2.10

Royal Dutch Shell plc announces that it has today issued 23,430,143 A ordinary shares of €0.07 each in relation to the scrip dividend programme for the first quarter 2015 interim dividend.  In accordance with Rule 2.10 of the City Code on
Takeovers and Mergers (the “Code”), Royal Dutch Shell plc confirms that following this issue, it has the following relevant securities held and in issue outside treasury: 3,918,015,024 A ordinary shares of €0.07 each, with ISIN reference GB00B03MLX29; and 2,440,410,614 B ordinary shares of €0.07 each, with
ISIN reference GB00B03MM408, each admitted to trading on the main market of the
London Stock Exchange and on Euronext Amsterdam. The total number of Royal Dutch
Shell plc A ordinary shares and B ordinary shares held and in issue outside treasury is 6,358,425,638. Royal Dutch Shell plc has A and B American Depositary
Shares (“ADSs”) listed on the New York Stock Exchange. The Bank of New York
Mellon acts as depositary. Each A ADS represents two A ordinary shares of €0.07 each and each B ADS represents two B ordinary shares of €0.07 each. The Royal
Dutch Shell plc A ADSs have the trading symbol RDS.A and ISIN US7802592060 and the Royal Dutch Shell plc B ADSs have the trading symbol RDS.B and ISIN
US7802591070.

The total number of shares attracting voting rights in Royal Dutch Shell plc is therefore 6,358,425,638. This figure may be used by shareholders to determine the percentage of issued share capital they hold in Royal Dutch Shell plc.

June 22, 2015

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

Shell Investor Relations
Europe: + 31 70 377 4540
United States: +1 832 337 2034

Additional Information
This announcement is not intended to and does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Shell-BG combination or otherwise, nor shall there be any sale, issuance or transfer of securities of Shell or BG pursuant to the Shell-BG combination in any jurisdiction in contravention of applicable laws.
This announcement does not constitute a prospectus or prospectus equivalent document.
Overseas jurisdiction
The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. The information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.
In accordance with Rule 26.1 of the Code, a copy of this announcement is also available on the website of Shell at www.shell.com

................................................................................

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and
333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: June 22, 2015	By:	/s/ M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary